Avatar Ventures Corp.

Postal Code 130021, Box 2225

Ming De Road Post Office

Chao Yang District, Chang Chun, Ji Lin, China

March 13, 2008

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Avatar Ventures Corp.

Registration Statement on Form SB-2 Amendment No. 1

Filed December 3, 2007

File No. 333-147031

To whom it may concern:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Avatar Ventures Corp. via facsimile at 011-86-20 8333 2588.

General

1. To elaborate on the error, this was a mistake of our Company's EDGAR filer, whom mistakenly attached the correspondence letter of another filer to our Company's previous filing.

    Please be assured that this mistake will not take place again and that it was case of human error that was a result of a party other than the Company.

2. Please find a redlined copy of the filing attached.

3. We confirm that the corporate phone number stated in the Company's filing is valid and working.

Prospectus Cover Page and Plan of Distribution

4. Please find the filing revised to state that the offering will be fixed at $0.01 per share throughout the offering.

Principal and Selling Shareholders

5. Please find the filing revised to explicitly that there are no selling selling shareholders participating in this offering.

Legality Opinion

6. Please find legal opinion revised.

Sincerely,

Zhen Chen

President